Exhibit 11

Healthways, Inc.

Earnings Per Share Reconciliation

August 31, 2006

(In thousands, except earnings per share data)

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

Year Ended August 31,	2006	2005	2004

Numerator:
Net income - numerator for basic earnings per share	$37,151	$33,084	$26,058
Effect of dilutive securities	—	—	—
Numerator for diluted earnings per share	$37,151	$33,084	$26,058

Denominator:
Shares used for basic earnings per share	34,348	33,241	32,264
Effect of dilutive stock options outstanding	2,031	2,450	2,368
Shares used for diluted earnings per share	36,379	35,691	34,632

Earnings per share:
Basic	$1.08	$1.00	$0.81
Diluted	$1.02	$0.93	$0.75